Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202



                                  April 7, 2000


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549


          Re:      Central and South West Corporation - File No. 70-9105

Dear Mr. Katz:

         This letter is to advise the Securities and Exchange Commission (the "Commission") that Central and South West Corporation ("CSW") hereby withdraws the Form U-1 Application-Declaration File No. 70-9105, as filed with the Commission on November 13, 1997.

         If you have any questions regarding this letter, please do not hesitate to call Mark Menezes of CSW at (202) 628-0886 or Joris Hogan of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5106.

                                Very truly yours,

                                    CENTRAL AND SOUTH WEST CORPORATION

                                    By:  /s/ WENDY G. HARGUS
                                             Treasurer



cc:      Mark Menezes
         Catherine Fisher
         Martha Cathey Baker
         Robert P. Wason
         Office of Public Utility Regulation
         Division of Investment Management

         Joris M. Hogan/Milbank, Tweed, Hadley & McCloy LLP